July 9, 2009
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 11, 2009
Response Letter Dated March 26, 2009
File No. 001-16317
Dear Mr. Schwall:
This letter responds to the Staff’s comment letter dated June 10, 2009 (the “Comment Letter”) with respect to the filings of Contango Oil & Gas Company (the “Company”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.
Draft Form 10-K/A for the Fiscal Year Ended June 30, 2008
General
1.	You are responsible for the content of all filings you make with the Commission. Ensure that you do not suggest otherwise. In that regard, we note the new text in the “Explanatory Note” indicating that the changes are being made in response to staff comments.
Response: We understand that we are responsible for the content of all filings we make with the Commission. Accordingly, we propose to revise the first paragraph under the “Explanatory Note” as follows:

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

“Contango Oil & Gas Company (the “Company”, “Contango”, “we”, “our”, “us”) is hereby amending its previously filed Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (the “Original Filing”). This Amendment No. 1 (the “Amendment”) contains the complete text of the Items below, as amended. Unaffected Items have not been repeated in this Amendment.”
2.	It is unclear from the materials you provided whether you intend to include incomplete disclosure in some items. Please ensure that to the extent you amend an item, you provide the amended item in its entirety.
Response: We do not intend to include incomplete disclosures. To the extent we amend an item, we will provide the amended item in its entirety.
Directors and Executive Officers
3.	We note your revision of Mr. Berilgen’s biographical disclosure in response to prior comment 1. Because our comment applied to multiple disclosures in this section, we are reissuing comment 1. Please provide the corresponding month and year for start and end dates for positions listed within the most recent five years. Examples of required revisions include the following:
(a)	Identify when Mr. Brehmer joined Houston Capital Advisors LP and when he left that company to return to Southplace LLC. In addition, disclose whether Mr. Brehmer was associated with Southplace LLC during his two-year tenure at Houston Capital. Clarify whether “Southplace, LLC” and “Southplace LLC” are two different entities.
(b)	You provide no specific time periods for Mr. Schoonover’s business experience during the last five years, other than the fact that he was elected a director of Contango in 2005. Disclose when and in what capacity he joined Cellxion, L.L.C., any promotions and the corresponding dates, and whether he continues to work there.
(c)	Mr. Duncan’s sketch continues to include gaps or ambiguities with regard to time in the five year period.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

Response: With respect to the individuals listed below, we would replace the biographical disclosure with those provided below which includes the corresponding month and year for start and end dates for positions listed within the most recent five years. Furthermore, we will include the revised biographical disclosure in our future proxy filings to the extent they continue to be applicable.
Sergio Castro. Mr. Castro joined Contango in March 2006 as Treasurer and was appointed Vice President and Treasurer in April 2006. Prior to joining Contango, Mr. Castro spent two years (April 2004 to March 2006) as a Consultant for UHY Advisors TX, LP. From January 2001 to April 2004, Mr. Castro was a lead credit analyst for Dynegy Inc. From August 1997 to January 2001, Mr. Castro worked as an auditor for Arthur Andersen LLP, where he specialized in energy companies. Mr. Castro was honorably discharged from the U.S. Navy in 1993 as an E-6, where he served onboard a nuclear powered submarine. Mr. Castro received a BBA in Accounting in 1997 from the University of Houston, graduating summa cum laude. Mr. Castro is a Certified Public Accountant and a Certified Fraud Examiner.
Marc Duncan. Mr. Duncan joined Contango in June 2005 as President and Chief Operating Officer of Contango Operators, Inc. Mr. Duncan has over 25 years of experience in the energy industry and has held a variety of domestic and international engineering and senior-level operations management positions relating to natural gas and oil exploration, project development, and drilling and production operations. Prior to joining Contango, Mr. Duncan served as Chief Operating Officer of USENCO International, Inc. and its subsidiaries and affiliates in China and Ukraine from February 2000 to July 2004 and as a senior project and drilling engineer for Hunt Oil Company from July 2004 to June 2005. He holds an MBA in Engineering Management from the University of Dallas, an MEd from the University of North Texas and a BS in Science and Education from Stephen F. Austin University.
B.A. Berilgen. Mr. Berilgen was appointed a director of Contango in July 2007. Mr. Berilgen has served in a variety of senior positions during his 38 year career. Most recently, he became Chief Executive Officer of Patara Oil & Gas LLC in April 2008. Prior to that he was Chairman, Chief Executive Officer and President of Rosetta Resources Inc., a company he founded in June 2005, until his resignation in July 2007, and then he was an independent consultant from July 2007 through April 2008. Mr. Berilgen was also previously the Executive Vice President of Calpine Corp. and President of Calpine Natural Gas L.P. from October 1999 through June 2005. In June 1997, Mr. Berilgen joined Sheridan Energy, a public oil and gas company, as its President and Chief Executive Officer. Mr. Berilgen attended the University of Oklahoma, receiving a B.S. in Petroleum Engineering in 1970 and a M.S. in Industrial Engineering / Management Science.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

Jay D. Brehmer. Mr. Brehmer has been a director of Contango since October 2000. Mr. Brehmer is a co-founding partner of Southplace, LLC, a provider of private-company middle-market corporate finance advisory services. Mr. Brehmer founded Southplace, LLC in November 2002. In August 2004, Mr. Brehmer became Managing Director of Houston Capital Advisors LP, a boutique financial advisory, merger and acquisition investment bank, while still retaining his membership in Southplace, LLC. Mr. Brehmer resigned from Houston Capital Advisors LP in January 2008 and is currently associated with Southplace, LLC in a full-time capacity. From May 1998 until November 2002, Mr. Brehmer was responsible for structured-finance energy related transactions at Aquila Energy Capital Corporation. Prior to joining Aquila, Mr. Brehmer founded Capital Financial Services, which provided mid-cap companies with strategic merger and acquisition advice coupled with prudent financial capitalization structures. Mr. Brehmer holds a BBA from Drake University in Des Moines, Iowa.
Steven L. Schoonover. Mr. Schoonover was elected a director of Contango in November 2005. Mr. Schoonover was most recently Chief Executive Officer of Cellxion, L.L.C., a company he founded in September 1996 and sold in September 2007, which specialized in construction and installation of telecommunication buildings and towers, as well as the installation of high-tech telecommunication equipment. Since the sale in September 2007, Mr. Schoonover continues to serve as a consultant to the current management team of Cellxion, L.L.C. From 1990 until its sale in November 1997 to Telephone Data Systems, Inc., Mr. Schoonover served as President of Blue Ridge Cellular, Inc., a full-service cellular telephone company he co-founded. From 1983 to 1996, he served in various positions, including President and Chief Executive Officer, with Fibrebond Corporation, a construction firm involved in cellular telecommunications buildings, site development and tower construction. Mr. Schoonover has been awarded, on two occasions with two different companies, Entrepreneur of the Year, sponsored by Ernst & Young, Inc Magazine and USA Today.
Darrell W. Williams. Mr. Williams has been a director of Contango since November 1999. From September 2005 until May 2008, Mr. Williams was President and Chief Executive Officer of Porta-Kamp International LP, which specializes in the manufacture, supply and construction of remote area housing. From September 2005 until his retirement in October 2008, Mr. Williams was also Chief Executive Officer of Clearwater Environmental Systems, a manufacturer of sewage and water treatment systems. From June 2002 until September 2005, Mr. Williams was Managing Director of Catalina Capital Advisors, LP. Prior to joining Catalina, Mr. Williams was in senior executive

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

positions with Deutug Drilling, GmbH (1993-2002), Nabors Drilling (1988-1993), Pool Company (1985-1988), Baker Oil Tools (1980-1983), SEDCO (1970-1980), Tenneco (1966-1970), and Humble Oil (1964-1966). Mr. Williams graduated from West Virginia University with a degree in Petroleum Engineering in 1964. Mr. Williams is past Chairman of the Houston Chapter of International Association of Drilling Contractors, a life member of the Society of Petroleum Engineers and a registered professional engineer in Texas.
Draft Proxy Statement
Compensation Discussion and Analysis, page 13
4.	The new table you added to represent the average compensation paid by your peer group companies in 2007 provides disclosure that differs from what appears in those companies’ proxy statements. Explain to us how you arrived at the figures presented. As one example, it appears that none of your peer groups’ principal executive officers earned a salary higher than $503,333 in 2007. In light of this, explain how you arrived at an average salary of $767,624. In your response, include the specific numbers used in your calculations of the various values disclosed.
Response: Reference is made to the Marked Proxy provided to the Commission on March 26, 2009 via hand delivery and filed via Edgar as a correspondence filing on April 30, 2009.
We will eliminate the proposed tabular presentation provided on page 13 of the Marked Proxy. Furthermore, we will revise the disclosure under the “Senior Executive Review Process” subheading in the “Executive Compensation — Compensation Discussion and Analysis” section accordingly, as proposed below. We will include the proposed disclosure in our future proxy filings to the extent they continue to be applicable.
“Senior Executive Review Process. Mr. Peak conducts an annual review of the base salary, bonus and equity awards made to each executive officer. In each case, Mr. Peak takes into account the executive’s scope of responsibilities and experience and balances these against competitive compensation levels provided by the Company’s Peer Group (defined below), including retention requirements and succession planning with respect to each executive. Mr. Peak works closely with each executive officer on a daily basis. Mr. Peak evaluates each executive with respect to contribution and performance, strengths, weaknesses, development plans and succession potential. Based upon this personal evaluation, Mr. Peak makes his own assessment and determines compensation for each executive officer. The independent members of the Board of Directors retain responsibility for selection, evaluation and the determination of compensation of the Chief Executive Officer. The independent directors have set Mr. Peak’s base salary at $150,000 per year. Mr. Peak is evaluated solely with respect to the Company’s performance as a whole.”

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

5.	To the extent you retain this tabular disclosure, please include a “total” column that aggregates all elements of compensation.
Response: We will eliminate the proposed tabular disclosure on page 13 of the Marked Proxy.
Form 10-Q for period ended March 31, 2009
Share Repurchase Program, page 29
6.	You state that each share of your common stock “represents approximately 22 proved developed Mcfe.” This could suggest to the reader that each share is convertible into a quantity of reserves. You also state that by purchasing your stock you “have thus purchased approximately 26.3 Bcfe of reserves at a cost of approximately $1.92 per Mcfe.” But it appears illogical to suggest that you are purchasing your own reserves. Otherwise, whenever you issue or sell shares of common stock or other securities, this same logic would then dictate that by such issuances you would be selling your reserves. Please revise to clarify your disclosure.
Response: We have revised our “Share Repurchase Program” discussion to remove language suggesting that each share of our common stock is convertible into a quantity of certain reserves. We will replace the disclosure under “Share Repurchase Program” in its entirety with the following:
“In September 2008, the Company’s board of directors approved a $100 million share repurchase program. All shares are purchased in the open market from time to time by the Company or through privately negotiated transactions. The purchases will be made subject to market conditions and certain volume, pricing and timing restrictions to minimize the impact of the purchases upon the market. Repurchased shares of common stock become authorized but unissued shares, and may be issued in the future for general corporate and other purposes. As of April 30, 2009, we have purchased 1,224,354 shares of our common stock at an average cost per share of $42.30, for a total expenditure of approximately $51.8 million.”

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

Engineering Comments
Draft Form l 0-K/A for the Fiscal Year Ended June 30, 2008
Suspended Well Costs, page F-26
7.	We have reviewed the disclosure you proposed in response to prior comment 12 of our letter dated February 25, 2009, including quantification of reserves attributed to the Grand Isle 70 project, although also indicating that you are not reasonably certain to produce from this area. Given the reserve definitions set forth in Rule 4-10(a) of Regulation S-X, you may only disclose proved reserves in filings with the SEC if you have full intention to develop those reserves. As you appear to be waiting for oil and gas prices to increase before making an investment decision, these estimates do not meet the criteria of reasonable certainty to be classified as proved at this time. Therefore, please remove the associated estimates and amounts from your tabulations and narratives.
Response: As set forth in Rule 4-10(a) of Regulation S-X, we have full intention to develop the reserves at Grand Isle 70. We believe we do meet the criteria of reasonable certainty, and propose to replace the second paragraph of Footnote No. 19 to the Consolidated Financial Statements with the following:
“FSP 19-1 permits the continued capitalization of exploratory well costs if a well finds a sufficient quantity of reserves to justify its completion as a producing well and we are making sufficient progress towards assessing the reserves and the economic and operating viability of the project. The $3.0 million in capitalized well costs were incurred in fiscal year 2007 and relate to our Grand Isle 70 discovery. The estimated 8/8ths reserves of our Grand Isle 70 discovery are approximately 6.2 Bcfe. Our net reserves are sufficient to support our $3.0 million investment in Grand Isle 70 as of June 30, 2008. We have full intention to develop these reserves, but have temporarily deferred developing this discovery due to higher priority and higher return projects. We have until 2011 before we must take action on this discovery and our plan is to develop these reserves upon the completion of developing and evaluating our Dutch and Mary Rose discoveries.”
Standardized Measure, page F-29
8.	We have reviewed your response to prior comment 14 from our letter dated February 25, 2009, concerning the future cash inflows as reported in the Standardized Measure. As you may know, the price for natural gas liquids was materially lower than the price for oil at year-end but it is unclear which price you used for natural gas liquids. We note that your gas reserves are reported in cubic feet, rather than BTUs, while you quote an

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

end of 2008 gas price of $13.10 per MMBTU. Given the difference in units disclosed, it remains unclear whether your calculations are appropriate. Please submit further details showing how you have converted your gas reserves into BTU’s in making the calculation. As natural gas in the Gulf of Mexico has an average of 1,100 BTUs per cubic feet, we would also expect an adjustment to be made to account for that fact. If you find that your calculations have erred, it may be necessary to revise your document for all three years.
Response: We have amended our discussion on future cash inflows to disclose the price we used for natural gas in cubic feet rather than BTUs, to clearly show that our calculations are appropriate and that no revisions are necessary. We will replace the first full paragraph after the Standardized Measure table with the following:
“Future cash flows represent expected revenues from production and are computed by applying fiscal year-end prices of natural gas and oil to fiscal year-end quantities of proved natural gas and oil reserves. The prices used in computing fiscal year end 2008, 2007 and 2006 future cash flows were $14.16, $6.42 and $5.80 per Mcf for natural gas, respectively; $98.00 per barrel of natural gas liquids in 2008, and $140.00, $70.68 and $73.93 per barrel of oil, respectively. The Company did not begin producing significant amounts of natural gas liquids until 2008.”
9.	We have reviewed your response to prior comment 15 of our letter dated February 25, 2009, regarding the future development costs included in your Standardized Measure, and understand now that these pertain to Grand Isle 70. However, the disclosure you propose in response to prior comment 12 indicates that reserves you report for this property are not proved reserves as defined in Rule 4-10(a) of Regulation S-X. Unless you can show otherwise, all values associated with those estimates, including future development and operating costs, should be removed from the Standardized Measure.
Response: We have amended our disclosure in response to prior comment 12 and current comment 7 to fully explain why the reserves at Grand Isle 70 should remain proved reserves, as set forth in Rule 4-10(a) of Regulation S-X. Please see our response to comment 7 and our proposed revised disclosure. Our independent third party reserve report as of June 30, 2008 estimates with reasonable certainty the crude oil, natural gas and natural gas liquids from Grand Isle 70 to be recoverable in future years under existing economic and operating conditions.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 9, 2009

Change in Standardized Measure, page F-30
10.	We have reviewed your response to prior comment 16 of our letter dated February 25, 2009. There appears to be inconsistent disclosure regarding the development status of the Grand Isle 70 field in your proposed disclosure on page F-29 as compared to earlier proposed disclosure about the same field on page F-26. Please revise your disclosure as appropriate and, supplementally, please tell us the exact status of this project.
Response: Per our responses to comment 7 and comment 9, the disclosure on pages F-26 and F-29 have been made more consistent as they relate to Grand Isle 70. Our $20.7 million in future development costs on page F-29 includes costs to develop Grand Isle 70. As we state in our response to comment 7 (page F-26), we have full intention to develop the reserves at Grand Isle 70 and have only temporarily deferred developing this discovery due to higher priority and higher return projects. Our plan is to develop these reserves upon the completion of developing and evaluating our Dutch and Mary Rose discoveries.
* * * * *
We hereby acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information.
Sincerely,
CONTANGO OIL & GAS COMPANY
/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, Chief Executive Officer and
Chief Financial Officer